EXHIBIT 99.3

Asx Announcement

(ASX: NVX)

RESULTS OF ANNUAL GENERAL MEETING

BRISBANE, AUSTRALIA, April 2, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that the results of NOVONIX Limited’s Annual General Meeting (AGM) held on Wednesday 2 April 2025 at 9:00am (AEST) are set out in the attached document.

All resolutions put to the AGM were decided by way of poll.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

NOVONIX LIMITED	MUFG Corporate Markets A Division of MUFG Pension & Market Services
ANNUAL GENERAL MEETING Wednesday, 2 April, 2025	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
01	REMUNERATION REPORT (NON-BINDING)	N	66,029,206 85.44%	10,874,828 14.07%	378,172 0.49%	2,867,376	67,120,934 86.27%	10,681,927 13.73%	2,867,376	Carried
02	ELECTION OF DIRECTOR - MS JEAN OELWANG	NA	84,610,833 95.07%	3,800,111 4.27%	586,405 0.66%	156,926	88,510,568 95.88%	3,800,111 4.12%	161,686	Carried
03	ELECTION OF DIRECTOR - MR TONY BELLAS	NA	83,398,772 93.71%	5,015,144 5.64%	583,843 0.66%	156,516	84,692,404 94.41%	5,015,144 5.59%	2,764,817	Carried
04	ELECTION OF DIRECTOR - MR NICK LIVERIS	NA	71,185,012 79.96%	17,258,609 19.38%	587,424 0.66%	123,230	75,085,766 81.31%	17,258,609 18.69%	127,990	Carried
05	ISSUE OF FY24 SHARE RIGHTS TO MR NICK LIVERIS	NA	65,995,921 82.43%	13,521,343 16.89%	542,319 0.68%	95,061	67,251,796 83.46%	13,328,442 16.54%	95,061	Carried
06	ISSUE OF FY25 SHARE RIGHTS TO MR TONY BELLAS	NA	77,681,716 87.26%	10,809,887 12.14%	536,319 0.60%	148,853	78,931,591 88.14%	10,616,986 11.86%	148,853	Carried
07	ISSUE OF FY25 SHARE RIGHTS TO MS SHARAN BURROW AC	NA	77,993,834 87.55%	10,545,738 11.84%	540,669 0.61%	96,534	79,248,059 88.45%	10,352,837 11.55%	96,534	Carried
08	ISSUE OF FY25 SHARE RIGHTS TO MR RON EDMONDS	NA	77,937,944 87.54%	10,554,299 11.85%	540,319 0.61%	144,213	79,191,819 88.43%	10,361,398 11.57%	144,213	Carried
09	ISSUE OF FY25 SHARE RIGHTS TO ADMIRAL ROBERT NATTER	NA	78,027,544 87.64%	10,355,349 11.63%	651,277 0.73%	142,605	78,741,100 88.57%	10,162,448 11.43%	704,477	Carried
10	ISSUE OF FY25 SHARE RIGHTS TO MS JEAN OELWANG	NA	77,998,376 87.61%	10,387,997 11.67%	647,601 0.73%	142,801	79,359,533 88.62%	10,195,096 11.38%	142,801	Carried
11	ISSUE OF FY25 SHARE RIGHTS TO PHILLIPS 66 COMPANY	NA	79,344,631 89.07%	9,082,173 10.20%	651,277 0.73%	98,694	80,710,136 90.08%	8,888,600 9.92%	98,694	Carried

Printed: 2/04/2025	This report was produced from the MUFG Corporate Markets, MUFG Pension & Market Services Meeting System	Page 1 of 2

NOVONIX LIMITED	MUFG Corporate Markets A Division of MUFG Pension & Market Services
ANNUAL GENERAL MEETING Wednesday, 2 April, 2025	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
12	ISSUE OF FY25 SHARE RIGHTS TO MR NICK LIVERIS	NA	68,646,743 85.87%	10,755,150 13.45%	540,319 0.68%	212,432	69,900,618 86.87%	10,562,249 13.13%	212,432	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 2/04/2025	This report was produced from the MUFG Corporate Markets, MUFG Pension & Market Services Meeting System	Page 2 of 2